FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2000


   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: January 25, 2000           By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer


                                 By:  /s/   Ricardo Florence dos Santos
                                      -----------------------------------------
                                      Name:  Ricardo Florence dos Santos
                                      Title:   Market Relations Officer